UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 16, 2015 zulily, inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36188	27-1202150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2601 Elliott Avenue, Suite 200

Seattle, Washington

98121

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (877) 779-5614

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Reorganization

On August 16, 2015, zulily, inc., a Delaware corporation (“zulily” or the “Company”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Liberty Interactive Corporation, a Delaware corporation (“Parent”), Mocha Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Merger Sub 2 (as defined below) (“Purchaser”) and Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub 2”).

Pursuant to the Reorganization Agreement, Purchaser, on the terms and subject to the conditions thereof, will commence an exchange offer (the “Offer”) to acquire any and all of the Company’s issued and outstanding shares (the “Shares”) of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Company Common Stock”), for consideration comprised of: (i) $9.375 per share of Company Common Stock, net to the seller in cash (the “Cash Consideration”), and (ii) 0.3098 of a share of Parent’s Series A QVC Group Common Stock, par value $0.01 per share, plus cash in lieu of any fractional shares (the “Stock Consideration” and together with the “Cash Consideration,” the “Transaction Consideration”), in each case, without interest, but subject to any applicable withholding of taxes. To preserve the qualification of the Offer and the Merger as a “reorganization” under the Code (as defined below), the Cash Consideration may be decreased and Stock Consideration may be increased by the number of shares (or fraction of a share) of Parent’s Series A QVC Group Common Stock such that, after such adjustment, the aggregate value of the Stock Consideration will be equal to approximately 43% of the value of the Transaction Consideration.

If the conditions to the Offer are satisfied and the Offer closes, Parent would acquire any remaining Shares pursuant to a merger of Purchaser with and into the Company (the “First Merger”), with the Company surviving the First Merger. Immediately following the First Merger, the Company, as the surviving corporation of the First Merger, will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Parent. The Reorganization Agreement contemplates that the First Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the First Merger upon the acquisition of a majority of the voting power of the Company Common Stock. Accordingly, no vote of the Company’s shareholders will be required in connection with the First Merger if Parent and Purchaser consummate the Offer. The Company and Parent intend, for U.S. federal income tax purposes, that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), as amended.

Upon the First Merger being effective, each outstanding Share (other than Shares owned by Parent, Purchaser, Merger Sub 2 or the Company, or by stockholders who have validly exercised their appraisal rights under Delaware law), will be cancelled and converted into the right to receive the Transaction Consideration. No fractional shares of Parent’s Series A QVC Group Common Stock will be issuable in the Offer or the First Merger, and each stockholder who otherwise would be entitled to receive a fraction of a share of Parent’s Series A QVC Group Common Stock pursuant to the Offer or the First Merger will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent’s Series A QVC Group Common Stock multiplied by the volume weighted average closing sale prices per share of Parent’s Series A QVC Group Common Stock on Nasdaq for the ten consecutive full trading days ending on the second trading day prior to the date on which the Offer is consummated, calculated to three decimal places.

The obligation of Parent and Purchaser to consummate the Offer is subject to various conditions set forth in the Reorganization Agreement, including, among others: (i) the number of Shares being tendered and not validly withdrawn prior to the expiration of the Offer which, upon the consummation of the Offer (assuming the shares of Class B Common Stock validly tendered and not withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added to any shares of Company Common Stock owned by Purchaser, represent at least a majority of: (a) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer, plus (b) the aggregate voting power of the shares of Company Common Stock issuable to holders of Company options which have been exercised prior to the consummation of the Offer (and to which shares of Company Common Stock have not yet been issued); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any Company Material Adverse Effect (as defined in the Reorganization Agreement) since the date of the Reorganization Agreement that is continuing on the expiration date of the Offer; (iv) the registration statement registering Parent’s Series A QVC Group Common Stock to be issuable in connection with the Offer and the First Merger being declared effective by the Securities and Exchange Commission (the “SEC”); and (v) the shares of Parent’s QVC Series A Stock that will be issued in the Offer and the First Merger being approved for or exempted from listing on the Nasdaq. Consummation of the Offer or the First Merger is not subject to a financing condition.

The Offer will expire at midnight, New York time, on the 20th business day following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Reorganization Agreement.

The Reorganization Agreement contains customary representations and warranties and covenants by the parties. Generally, the Company has agreed to operate its business in the ordinary course until the completion of the Transactions (as defined below). The Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals relating to alternative transactions and certain restrictions on its ability to respond to such proposals, subject to certain limited exceptions to permit the Company’s board of directors to comply with its fiduciary duties. Parent and Purchaser have agreed to use reasonable best efforts to obtain approval of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Reorganization Agreement also contains customary termination provisions in favor of each of the Company and Parent, subject, in certain circumstances, to the payment by the Company of a termination fee of $79 million. The Company must pay Parent the $79 million termination fee in the event that the Reorganization Agreement is terminated by Parent following a change of recommendation by the board of directors of the Company or if the Company terminates the Reorganization Agreement to enter into an agreement with respect to a proposal from a third party that the board of directors of the Company has determined is superior to Parent’s, in each case, as is described in further detail in the Reorganization Agreement. Under certain additional circumstances described in the Reorganization Agreement, the Company must also pay Parent a termination fee of $79 million if the Reorganization Agreement is terminated and, within twelve months following such termination, the Company enters into an agreement for, or consummates, a business combination transaction of the type described in the relevant provisions of the Reorganization Agreement.

The board of directors of the Company: (i) unanimously (with the exception of one director, who recused himself from the vote) determined that the terms of the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement (the “Transactions”), including the Offer and the First Merger are fair to, and in the best interests of the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Reorganization Agreement; (iii) approved the execution and delivery by the Company of the Reorganization Agreement, the performance by the Company of its covenants and agreements contained in the Reorganization Agreement and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained in the Reorganization Agreement; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary of the principal terms of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Reorganization Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The summary and the copy of the Reorganization Agreement are intended to provide information regarding the terms of the Reorganization Agreement and are not intended to modify or supplement any factual disclosures about the Company or Parent in its public reports filed with the SEC. In particular, the Reorganization Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the Reorganization Agreement. The Reorganization Agreement includes representations, warranties and covenants of the Company, Parent, Purchaser and Merger Sub 2 made solely for the benefit of the parties to the Reorganization Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Purchaser, Parent and Merger Sub 2 and may be subject to important qualifications and limitations agreed to by the Company, Purchaser, Parent and Merger Sub 2 in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s or Parent’s SEC filings or may have been used for purposes of allocating risk among the Company, Purchaser, Parent and Merger Sub 2 rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent, Purchaser, Merger Sub 2 or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

Concurrently with the execution and delivery of the Reorganization Agreement, on August 16, 2015, Darrell Cavens, the Company’s President and Chief Executive Officer and a member of its board of directors and Mark Vadon, the Chairman of its board of directors (the “Founders”), entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent, Purchaser and, with respect to certain provisions, the Company, pursuant to which the Founders (and certain related parties of the Founders) agree, among other things, to: (i) tender all of the Shares owned by the Founders and (ii) in the event of an Adverse Recommendation Change (as defined in the Reorganization Agreement), tender Shares owned by the Founders in the aggregate representing 34.99% of the outstanding voting power of the Company (assuming the conversion of the shares of Class B Common Stock into shares of Class A Common Stock upon acceptance of such tender by Purchaser). The Tender and Support Agreement terminates upon certain events, including the termination of the Reorganization Agreement in accordance with its terms.

The foregoing description of the Tender and Support Agreement is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Item 8.01	Other Events.

On August 17, 2015, the Company and Parent issued a joint press release (the “Press Release”) announcing the execution of the Reorganization Agreement. A copy of the Press Release is attached hereto as Exhibit 99.2.

*****

Important Information

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Parent or to purchase shares of Parent, nor is it a substitute for the registration statement and exchange offer materials that Parent and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Parent and/or its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Parent by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone: (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Parent and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Parent or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Parent’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements. All statements contained in this Current Report on Form 8-K other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC on February 24, 2015, the Company’s Form 10-Q for the Quarter ended March 29, 2015, filed with the SEC on May 6, 2015, and the Company’s Form 10-Q for the quarter ended June 28, 2015, filed with the SEC on August 6, 2015, as well as, among other things: the ability to obtain requisite regulatory approvals to complete the proposed transaction with Parent, Purchaser and Merger Sub 2; the satisfaction of the conditions to the consummation of the proposed transactions; the timing of the completion of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers; and the possibility of litigation, including related to the transaction. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated as of August 16, 2015, among Liberty Interactive Corporation, zulily, inc., Mocha Merger Sub, Inc., and Ziggy Merger Sub, LLC. Schedules to the Agreement and Plan of Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

99.1	Tender and Support Agreement, dated as of August 16, 2015, among Darrell Cavens, Mark Vadon, Liberty Interactive Corporation, Mocha Merger Sub, Inc. and zulily, inc.

99.2	Joint Press Release, dated August 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

zulily, inc.

Date: August 17, 2015	By:	/s/ Darrell Cavens
	Name:	Darrell Cavens
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated as of August 16, 2015, among Liberty Interactive Corporation, zulily, inc., Mocha Merger Sub, Inc., and Ziggy Merger Sub, LLC. Schedules to the Agreement and Plan of Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

99.1	Tender and Support Agreement, dated as of August 16, 2015, among Darrell Cavens, Mark Vadon, Liberty Interactive Corporation, Mocha Merger Sub, Inc. and zulily, inc.

99.2	Joint Press Release, dated August 17, 2015.